"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

SUPPL

Trade subject to notification – Shares for Employees 2009

Employees in 26 countries have been offered the opportunity to buy Orkla shares at a discount for the amount of NOK 4 000, NOK 12 000, NOK 20 000 or NOK 28 000. The purchase price will be set at Orkla's closing price at 11 November 2009, minus 25 % discount. The offer is valid from 2 - 10 November 2009. This programme was introduced in 1999.

The following primary insiders have bought shares in Orkla on 2 November 2009 (see attachment):

The purchase price and the number of shares acquired by the primary insiders, as well as their updated shareholdings, will be notified the Stock Exchange following the determination of the purchase price.

Orkla ASA
Oslo, 3 November 2009

Contact Orkla Investor Relations:
Siv Merethe S. Brekke, Tel: +47 930 56093

dlw 11/18

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Shares for Employees 2009 – the following primary insiders are included:

Name	Purchase amount (NOK)	Shares currently owned	Options currently owned
Bjørn Wiggen	28000	77 464	335 000
Dag J Opedal	28000	307 899	1 530 000
Einar Støfringshaug	12000	882	
Erik Barkald	28000	15 215	95 000
Fridthjof Røer	28000	3 866	90 000
Geir Aarseth	28000	11 486	75 000
Gunn Liabø	28000	5 274	
Hilde Myrberg	28000	11 262	185 000
Håkon Mageli	28000	51 736	140 000
Karl Otto Tveter	28000	31 185	130 000
Ole Kristian Lunde	28000	6 135	60 000
Per Arnfinn Solberg	28000	6 274	
Roar Engeland	28000	144 004	815 000
Roger Vangen	20000	2 037	
Sidsel Kjeldaas Salte	28000	4 534	
Terje Andersen	28000	34 493	235 000
Terje Utstrand	28000	529	
Torkild Nordberg	28000	45 551	417 500
Åge Andersen	28000	1 834	

"Exemptions No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

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Mandatory notification of trade - options

On 2 November 2009, in connection with Orkla's option programme, 15 000 options in Orkla-shares were exercised at a strike price of NOK 27.00 per share.

Primary insider Terje Andersen (CFO Orkla ASA) exercised the options and at the same time sold 15,000 shares in the market at an average price of NOK 51.96. After this transaction Andersen's new holding in Orkla ASA is 34,493 shares and 220,000 options.

After these transactions, the total number of options issued in Orkla shares is now 16,662,000 in addition to 134,000 synthetic options in the remaining part of the cash bonus programme. Orkla has a hedge through a cash-settled financial derivative of 600,000 underlying shares related to the option programmes.

Orkla owns 11,777,004 treasury shares.

Orkla ASA
Oslo, 3 November 2009

Contact:
Siv Merethe S. Brekke, VP Investor Relations, Tel: +47 930 56093